Exhibit 21

Subsidiaries of the Registrant

Name	Jurisdiction of Organization

Davey Tree Surgery Company	Ohio
Davey Tree Expert Co. of Canada, Limited	Canada
Standing Rock Insurance Company	Vermont
Wolf Tree, Inc.	Tennessee
The Care of Trees, Inc.	Illinois

The Registrant has other subsidiaries that are not in the aggregate “significant subsidiaries” as defined in Rule 1-02(w) of Regulation S-X.